Exhibit 99.1

Ellomay Capital Announces the Filing of the Annual Report on Form 20-F for 2023

Tel-Aviv, Israel, April 18, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today announced the filing of its Annual Report on Form 20-F for the year ended December 31, 2023 with the Securities and Exchange Commission.

A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Investor Relations section of the Company’s website at http://www.ellomay.com. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company’s complete audited financial statements, free of charge to its shareholders upon request.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain, a photovoltaic power plant of approximately 9 MW in Israel and a photovoltaic power plant of 4.95 MW in Italy;
•	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW;
•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;
•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy Two SRL that owns a photovoltaic plant with installed capacity of 14.8 MW in the Lazio Region, Italy that is ready for connection to the grid;
•	Ellomay Solar Italy Four SRL (15.06 MW PV), Ellomay Solar Italy Five SRL (87.2 MW PV), Ellomay Solar Italy Seven SRL (54.77 MW PV), Ellomay Solar Italy Nine SRL (8 MW PV) and Ellomay Solar Italy Ten SRL (18 MW PV) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and
•	Fairfield Solar Project, LLC (13.44 MW PV), Malakoff Solar I, LLC (6.96 MW PV) and Malakoff Solar II, LLC (6.96 MW PV), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW PV), Mexia Solar II, LLC (5.6 MW PV), and Talco Solar, LLC (10.3 MW PV), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: kaliaw@ellomay.com